Credit Suisse Securities (USA) LLC and Subsidiaries
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
As of the Year Ended December 31, 2016
And Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT
Pursuant to Rule 17a-5 (e) (3) under the Securities Exchange Act of 1934



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Securities (USA) LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC and Subsidiaries as of December 31, 2016 (the financial statement). The financial statement is the responsibility **of the Company's management.** Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Securities (USA) LLC and Subsidiaries as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 27, 2017

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2016
(In millions)

ASSETS

Cash and cash equivalents	$	743
Collateralized short-term financings, of which $43,116 is reported at fair value:		
Securities purchased under agreements to resell		29,978
Securities borrowed		62,338
Securities received as collateral, at fair value ($24,265 of which was encumbered)		30,223
Financial instruments owned, at fair value ($2,004 of which was encumbered):		
Debt instruments		23,424
Equity instruments		4,105
Derivative contracts		1,050
Receivables:		
Customers		10,218
Brokers, dealers and others		7,586
Capitalized software and office facilities (net of accumulated depreciation and amortization of $1,720)		692
Goodwill		518
Other assets and deferred amounts, of which $744 is reported at fair value and $732 is from consolidated VIEs		4,241
Total assets	$	175,116

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2016
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$ 2,039
Collateralized short-term financings, of which $29,660 is reported at fair value:	
Securities sold under agreements to repurchase	34,170
Securities loaned	28,051
Obligation to return securities received as collateral, at fair value	30,223
Financial instruments sold not yet purchased, at fair value:	
Debt instruments	4,592
Equity instruments	1,030
Derivative contracts	1,030
Payables:	
Customers	23,880
Brokers, dealers and others	4,310
Subordinated and other long-term borrowings, of which $438 is reported at fair value and is from consolidated VIEs	26,938
Other liabilities, of which $946 reported at fair value	7,600
Total liabilities	163,863
Member's equity:	
Member's contributions	12,969
Accumulated loss	(1,532)
Accumulated other comprehensive loss	(184)
Total member's equity	11,253
Total liabilities and member's equity	$ 175,116

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2016

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Securities (USA) LLC and Subsidiaries (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge, as well as all Variable Interest Entities ("VIEs") where the Company is the primary beneficiary. See Note 9 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for governments, financial institutions, corporate clients and affiliates. It is also a primary dealer in U.S. government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers.

The accompanying consolidated statement of financial condition have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of its operations that would have existed if the Company had been operated as an unaffiliated entity.

Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities, the evaluation of variable interest entities, recognition of deferred tax assets, pension liabilities, and tax uncertainties, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates. All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to conform to the current presentation.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks, including demand deposits held at affiliate branches, and certain highly liquid investments with original maturities of 90 days or less, other than those held-for-sale in the ordinary course of business.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

1. **Organization and Summary of Significant Accounting Policies (Continued)**

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement and earn interest spreads. Repurchase and resale agreements and securities loaned and securities borrowed transactions do not constitute economic sales and are therefore treated as collateralized financing, which are accounted for as financing transactions.

Certain repurchase agreements and resale agreements that primarily represent matched-book activities are fair value elected. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on repurchase and resale agreements is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when all of the criteria under US GAAP have been met.

Certain securities loaned and securities borrowed transactions that represent matched-book activities are carried at fair value. The remaining securities borrowed and securities loaned transactions that are cash-collateralized are included in the consolidated statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending transaction as collateral may be sold or repledged, they are recorded at the fair value of the collateral received as securities received as collateral in the consolidated statement of financial condition and a corresponding obligation to return the security is recorded. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

Fair value measurement and option. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Company enters into an agreement which gives rise to an eligible item (e.g., a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. A significant portion of the Company's financial instruments are carried at fair value. See Note 3 for more information.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

1. Organization and Summary of Significant Accounting Policies (Continued)

Derivative contracts. All derivative contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. The fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net. See Note 3 and 6 for more information.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and futures. Securities owned by customers, including those that collateralize margin or similar transactions are held for clients on an agency or fiduciary capacity by the Company, are not assets of the Company and are not reflected in the consolidated statement of financial condition.

Receivables from brokers, dealers and others/Payables to brokers, dealers and others. Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, and other non-customer receivables, which are primarily amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations and other non-customer payables, which are primarily amounts related to futures contracts. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others.

Capitalized software and office facilities. The Company capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Company depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors. At December 31, 2016, capitalized software (net of accumulated depreciation) was $466 million. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment. Intangible assets that do not have indefinite lives, principally client relationships, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets and deferred amounts in the consolidated statement of financial condition. Based on the results of the Company's year-end annual review, no impairment charge on goodwill or intangible assets was required. See Note 10 for more information.

Other assets and deferred amounts. Other assets and deferred amounts primarily includes interest receivables, other receivables, loans held-for-sale and available-for-sale securities. Loans and securities that are held by VIEs, which were consolidated under US GAAP, are considered held-for-sale and available-for-sale, respectively. The Company elects to record these VIE assets at fair value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

1. Organization and Summary of Significant Accounting Policies (Continued)

Subordinated and other long-term borrowings. The Company carries long-term borrowings of certain VIEs, principally RMBS and CMBS, which are consolidated under US GAAP at fair value. The Company carries its subordinated and long-term borrowings with affiliates on an accrual basis. Subordinated and other long-term borrowings with affiliates are with Credit Suisse Holdings (USA), Inc. and Credit Suisse (USA), Inc. See Notes 3, 9 and 11 for more information.

Other liabilities. Other liabilities primarily includes deferred compensation accruals, interest payables, intercompany payables, and legal reserves.

Securitization. The Company securitizes primarily residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS"). Before recording a securitization as a sale, the Company must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using either prices of comparable securities observed in the market, vendor prices or the present value of estimated future cash flow valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 9 for more information.

Projected benefit obligation. The Company uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations ("PBO") and the current and past service costs or credits related to its defined benefit and other post-retirement benefit plans. The measurement date used to perform the actuarial valuation is December 31st. Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by the Company's management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases. The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available and are expected to be available during the period to maturity of the pension benefits. The expected long-term rate of return on plan assets is determined on a plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy. Health care cost trend rates are determined by reviewing external data and the Company's own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections. The funded status of the Company's defined benefit post-retirement and pension plans is recognized in the consolidated statement of financial condition.

Income taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

1. Organization and Summary of Significant Accounting Policies (Continued)

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The federal and local deferred tax asset is included in other assets and deferred amounts in the consolidated statement of financial condition. See Note 18 for more information.

The Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. For more information on the Company's accounting for uncertainty in income taxes, see Note 18.

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 820 – Fair Value Management

In May 2015, the FASB issued ASU 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and change the scope of certain disclosure requirements to those investments for which an entity has elected using that practical expedient. The adoption of ASU 2015-07 on January 1, 2016 had no impact on the Company's consolidated statement of financial condition.

ASC Topic 810 – Consolidation

In February 2015, the FASB issued ASU 2015-02, "Amendments to the Consolidation Analysis" ("ASU 2015-02"), an update to ASC Topic 810 – Consolidation. The amendments in ASU 2015-02 rescind the indefinite deferral for certain investments included in ASU 2010-10, Consolidation ("ASC Topic 810"), "Amendments for Certain Investment Funds." The amendments in ASU 2015-02 also require a re-evaluation as to whether certain legal entities require consolidation under the revised consolidation model specifically as it relates to, whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, elimination of the presumption that a general partner controls a partnership, the consolidation analysis of VIEs, particularly those that have fee arrangements and related party relationships. The adoption of ASU 2015-02 on January 1, 2016 did not have a material impact on the Company's consolidated statement of financial condition.

In August 2014, the FASB issued ASU 2014-13, "Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity" ("ASU 2014-13"), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity ("CFE") under the variable interest entities guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE using the most observable of the fair value of the financial assets and the fair value of the financial

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

1. Organization and Summary of Significant Accounting Policies (Continued)

liabilities. The adoption of ASU 2014-13 on January 1, 2016 did not have a material impact on the Company's consolidated statement of financial condition.

ASC Topic 718 – Compensation – Stock Compensation

In June 2014, the FASB issued ASU 2014-12, "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU 2014-12"), an update to Topic 718 – Compensation – Stock Compensation. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The adoption of ASU 2014-12 on January 1, 2016 did not have a material impact on the Company's consolidated statement of financial condition.

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

ASC Topic 825 – Financial Instruments - Overall

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim and annual reporting periods thereafter. Early adoption of the full standard is not permitted, however, certain sections of ASU 2016-01 relating to fair value option elected financial liabilities can be early adopted in isolation. These amendments to ASU 2016-01 require the changes in fair value relating to instrument specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income. The Company is currently evaluating the impact of the adoption of ASU 2016-01 on the Company's consolidated statement of financial condition.

ASC Topic 842 - Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02"), creating ASC Topic 842 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. Lessor accounting is substantially unchanged compared to the current accounting guidance. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter. The Company is currently evaluating the impact of the adoption of ASU 2016-02. The Company expects a gross-up of its financial position as a result of recognizing right-of use-assets and lease liabilities for all leases, under the new guidance. The impact on the on the Company's consolidated statement of financial condition is still being evaluated.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

1. Organization and Summary of Significant Accounting Policies (Continued)

ASC Topic 718 – Compensation – Stock Compensation

In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting" (ASU 2016-09), an update to ASC Topic 718 – Compensation—Stock Compensation. The amendments in ASU 2016-09 provide simplification updates for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The adoption of ASU 2016-09 on January 1, 2017 resulted in the recognition of previously unrecorded deferred tax asset net operating loss balances which arose due to prior tax windfalls that did not immediately result in cash tax savings. The adjustment resulted in an increase in retained earnings of $6 million upon adoption.

2. Restructuring

As of March 31, 2016, the Company completed the transfer of its US domestic private banking relationship managers and certain other staff to Wells Fargo's brokerage business, Wells Fargo Advisors as well as the transfer of its US booked Latin America private banking business relationship managers and certain other staff to Morgan Stanley Smith Barney LLC.

In connection with the strategic review of CSG, the Company recorded a restructuring provision for the year ended December 31, 2016 as set forth in the following table:

	December 31, 2016
Restructuring provision	(In millions)
Severance expenses	$ 123
Other operating expenses	30
Total restructuring provision (included in other liabilities)	**$ 153**

3. Fair Value of Financial Instruments

Fair Value Measurement

A significant portion of the Company's financial instruments are carried at fair value. Deterioration of the financial markets could significantly impact the fair value of these financial instruments. The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets or observable inputs. These instruments include U.S. government securities, most investment grade corporate debt, certain high yield debt securities, exchange traded and certain over-the-counter ("OTC") derivative instruments, certain mortgage-backed and asset-backed securities, resale agreements and securities borrowed transactions, repurchase agreements and securities loaned transactions, listed equity securities, loans held-for-sale, and available-for-sale securities.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3. **Fair Value of Financial Instruments (Continued)**

In addition, the Company holds financial instruments for which no prices are available, and/or which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, certain equity securities, certain CDOs, certain OTC derivatives, certain mortgage-backed and asset-backed securities, certain available-for-sale securities held by VIEs and other liabilities.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to debt instruments.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3. Fair Value of Financial Instruments (Continued)

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

Fair value of assets and liabilities

December 31, 2016	Level 1	Level 2	Level 3	Total at fair value
Assets		(In millions)		
Resale agreements and securities borrowed				
transactions	$ –	$ 43,116	$ –	$ 43,116
Securities received as collateral:				
Debt instruments	1	1,311	58	1,370
Equity instruments	28,752	2	99	28,853
Total securities received as collateral	28,753	1,313	157	30,223
Financial instruments owned:				
Debt instruments:				
US government	3,444	–	–	3,444
Commercial mortgage-backed securities (CMBS)	–	1,867	37	1,904
Corporates	–	3,364	45	3,409
Foreign government	1	46	–	47
Other collateralized debt obligations (CDO)	–	782	17	799
Residential mortgage-backed securities (RMBS)	–	13,401	420	13,821
Total debt instruments	3,445	19,460	519	23,424
Equity instruments	3,591	360	154	4,105
Derivative contracts:				
Interest rate products	2,917	18	–	2,935
Foreign exchange products	–	1	–	1
Equity/index-related products	6	5	3	14
Netting(1)				(1,900)
Total derivative contracts	2,923	24	3	1,050
Other assets:				
Loans held-for-sale	–	229	3	232
Available-for-sale securities	–	430	70	500
Other	–	–	12	12
Total other assets	–	659	85	744
Total assets at fair value	$ 38,712	$ 64,932	$ 918	$ 102,662

(1) Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3. Fair Value of Financial Instruments (Continued)

December 31, 2016	Level 1	Level 2	Level 3	Total at fair value
Liabilities		(In millions)		
Repurchase agreements and securities loaned transactions	$ -	$ 29,660	$ -	$ 29,660
Obligation to return securities received as collateral:				
Debt instruments	1	1,311	58	1,370
Equity instruments	28,752	2	99	28,853
Total obligation to return securities received as collateral	28,753	1,313	157	30,223
Financial instruments owned:				
Debt instruments:				
US government	2,690	-	-	2,690
Commercial mortgage-backed securities (CMBS)	-	194	-	194
Corporates	-	1,659	2	1,661
Foreign government	-	44	-	44
Residential mortgage-backed securities (RMBS)	-	3	-	3
Total debt instruments	2,690	1,900	2	4,592
Equity instruments	1,022	6	2	1,030
Derivative contracts:				
Interest rate products	2,790	35	-	2,825
Foreign exchange products	-	11	-	11
Equity/index-related products	1	4	26	31
Credit products	-	71	-	71
Netting(1)				(1,908)
Total derivative contracts	2,791	121	26	1,030
Subordinated and other long-term borrowings	-	422	16	438
Other liabilities	-	452	494	946
Total liabilities at fair value	$ 35,256	$ 33,874	$ 697	$ 67,919

(1) Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3. Fair Value of Financial Instruments (Continued)

Transfers between Level 1 and Level 2

Year ended December 31, 2016	Transfers out of level 1 to level 2		Transfers to level 1 out of level 2	
	(In millions)			
Assets				
Equity instruments (1)	$	5	$	170
Derivative contracts (2)		-		2
Total assets at fair value	$	5	$	172
Liabilities				
Equity instruments (1)	$	-	$	85
Derivative contracts (2)		-		1
Total liabilities at fair value	$	-	$	86

(1) Transfers to level 1 out of level 2 relate to equity instruments that experienced increased observability of exchange traded pricing data during the year ended December 31, 2016.

(2) Transfers to level 1 out of level 2 relate to equity/index-related derivative contracts where the Company was able to obtain exchange-traded quotes for the pricing inputs, as the derivatives moved closer to maturity, during the year ended December 31, 2016.

All transfers between level 1 and level 2 are reported through the last day of the reporting period.

Qualitative Disclosures of Valuation Techniques

CSG has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Company's financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross - functional pricing model review. Through this framework, the Company concludes on the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques and valuation adjustments.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3. Fair Value of Financial Instruments (Continued)

The results of these meetings are aggregated for presentation to CSG's Valuation and Risk Management Committee ("VARMC") and the CSG Audit Committee. The VARMC, which is comprised of Executive Board members of CSG and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Company. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the CSG's Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between Front Office and Product Control, wherein the Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

CSG performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3. Fair Value of Financial Instruments (Continued)

The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the quantitative disclosures of valuation techniques table.

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned

Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Securities borrowed and securities loaned are measured at fair value and are included in level 2 of the fair value hierarchy. The balances of the securities borrowed and securities loaned are immaterial to the respective line items.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Company with the right to liquidate the collateral held.

Securities received as collateral and obligation to return securities received as collateral

Securities received as collateral and obligation to return securities received as collateral are measured at fair value using the methods outlined below for "debt instruments" and "equity instruments."

Debt instruments

Corporates

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity's capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. The significant unobservable input is market comparable price. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates, discount rates, EBITDA multiples and equity market volatility.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3. **Fair Value of Financial Instruments (Continued)**

CMBS, RMBS and other CDO securities

Fair values of RMBS, CMBS and other CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Generally, the fair values of RMBS, CMBS and other CDOs are valued using observable pricing sources. Fair values of RMBS, CMBS and other CDO for which there are no significant observable inputs are valued using price that is derived. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, usage of a price from a similar but not exact instrument, or usage of a price from an indicative quote. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

For some structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management's own assumptions about how market participants would price the asset. Collateralized debt, bonds and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models based on either prices of comparable securities observed in the market or discounted cash flows.

Equity instruments

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Level 2 and level 3 equities include equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include EBITDA multiple.

Derivative contracts

Derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy. See Note 6 for more information.

The fair values of OTC derivatives are determined on the basis of industry standard models. The model uses various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3. Fair Value of Financial Instruments (Continued)

categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

Other assets

The Company's other assets include loans held-for-sale and available-for-sale securities held by VIE's that are used to back the securities issued by the VIEs. The fair value of loans held-for-sale from VIEs are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. Fair value of available-for-sale securities are determined similar to RMBS securities referenced above.

Subordinated and other long-term borrowings

The Company's subordinated and other long-term borrowings include the long-term borrowings in VIEs that were consolidated. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The significant unobservable input for subordinated and other long-term borrowings is price.

Other liabilities

Included in other liabilities are Partner Asset Facility Units ("PAFs"), Contingent Capital Awards ("CCAs") and other deferred compensation plans, which are measured at fair value using the discounted cash flow method. The value of the PAFs liabilities are based on the contractual terms, as well as, the performance of a pool of financial instruments held by the Company and its affiliates, with substantially all assets held by affiliates. The value of the CCAs liabilities are based on CSG's referenced contingent convertible ("coco") instruments. The significant unobservable input is credit spread.

Sensitivity of fair value measurements to changes in significant unobservable inputs

For level 3 assets with a significant unobservable input of prepayment rate and earnings before income tax, depreciation and amortization ("EBITDA") multiple, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of default rate, discount rate, loss severity, and credit spread, in general, an increase in the significant unobservable input would decrease the fair value. An increase in the related significant unobservable input for level 3 liabilities would have the inverse impact on fair value.

Interrelationships between significant unobservable inputs

There are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3. Fair Value of Financial Instruments (Continued)

Quantitative disclosures of valuation techniques

The following table provides a representative range of minimum and maximum values of each significant unobservable input for material level 3 assets and liabilities by the related valuation technique.

December 31, 2016 Assets	Fair Value (In millions)	Valuation Technique	Unobservable Input	Minimum Value	Maximum Value	Weighted Average
Securities received as collateral	$ 157	Market comparable	Price, in %	0.0%	122.5%	50.3%
Debt instruments:						
Residential mortgage backed	420	Discounted cash flow	Default rate, in %	0.0%	10.0%	3.0%
			Discount rate, in %	0.0%	47.2%	8.3%
			Loss severity, in %	0.0%	100.0%	42.8%
			Prepayment rate, in %	2.0%	30.0%	11.9%
Equity instruments	154	Discounted cash flow	EBITDA multiple	3	8	6
Other assets: Available-for-sale securities	70	Discounted cash flow	Default rate, in %	0.0%	6.0%	3.5%
			Discount rate, in %	2.2%	37.6%	14.7%
			Loss severity, in %	0.0%	100.0%	69.1%
			Prepayment rate, in %	3.5%	15.0%	9.4%
Liabilities						
Obligation to return securities	157	Market comparable	Price, in %	0.0%	122.5%	50.3%
Other liabilities	494	Discounted cash flow	Credit spread, in bps	516	522	519

Qualitative discussion of the ranges of significant unobservable inputs

The following sections provide further information about the ranges of significant unobservable inputs included in the table above. The level of aggregation and diversity within the financial instruments disclosed in the table above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate. The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. For example, two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity. For financial instruments backed by residential real estate or other assets, diversity within the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest while the higher end of the range relates to collateral with a greater risk of default.

Prepayment rate. Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g. fixed or floating) of interest rate being paid by the borrower.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3. Fair Value of Financial Instruments (Continued)

Fair Value Option

The Company elected fair value for certain of its financial statement captions as follows:

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned: The Company has elected to account for certain repurchase and resale agreements and securities borrowed and securities loaned transactions at fair value.

Other assets: Included in other assets are the loans held-for-sale and available-for-sale securities from VIEs, whose fair value is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds when quoted prices are not available.

Subordinated and other long-term borrowings: Subordinated and other long-term borrowings include long-term borrowings of VIEs that were consolidated. The Company has elected to account for these transactions at fair value. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds when quoted prices are not available.

The fair value election was made for the above financial statement captions as these activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes.

Difference between the fair value and the aggregate unpaid principal balances

December 31, 2016	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
	(In millions)		
Resale agreements and securities-borrowed transactions	$ 43,116	$ 43,006	$ 110
Other assets - Loans held-for-sale	232	257	(25)
Repurchase agreements and securities-lending transactions	29,660	29,662	(2)
Subordinated and other long-term borrowings	438	793	(355)

In the ordinary course of business, the Company receives collateral in connection with its resale agreements and securities borrowed transactions and generally repledges the collateral received in connection with its repurchase agreements and securities lending transactions. As a result of the collateralized nature of these transactions, credit risk does not have an impact on fair value. The credit risk does not impact fair value for other assets as there is no counterparty risk consideration that goes into the pricing of these assets. For subordinated and other long-term borrowings, the credit risk does not impact fair value because the debt holders of the consolidated CDOs and other VIEs have recourse to the assets in these consolidated CDOs and other VIEs and not to the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

3.   Fair Value of Financial Instruments (Continued)

Leveling of assets and liabilities not at fair value where a fair value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated statement of financial condition. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

December 31, 2016	Carrying Value	Fair Value			Total
		Level 1	Level 2	Level 3	
Financial Assets			(In millions)		
Cash and cash equivalents..................................	$ 743	$ 743	$ -	$ -	$ 743
Resale agreements and securities borrowed					
transactions..	49,200	-	49,200	-	49,200
Receivables: Customers....................................	10,218	-	10,218	-	10,218
Receivables: Brokers, dealers and others...............	7,586	-	7,586	-	7,586
Other assets and deferred amounts.......................	3,260	-	3,237	23	3,260
Total financial assets.......................................	$ 71,007	$ 743	$ 70,241	$ 23	$ 71,007
Financial Liabilities					
Short-term borrowings (1).................................	$ 2,039	$ 61	$ 1,978	$ -	$ 2,039
Repurchase agreements and securities loaned					
transactions..	32,561	-	32,561	-	32,561
Payables: Customers..	23,880	-	23,880	-	23,880
Payables: Brokers, dealers and others..................	4,310	-	4,310	-	4,310
Subordinated and other long-term borrowings...	26,500	-	27,700	-	27,700
Other liabilities...	3,020	-	3,020	-	3,020
Total financial liabilities.................................	$ 92,310	$ 61	$ 93,449	$ -	$ 93,510

(1)   Amounts in Level 1 relate to cash overdrafts.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

4. Related Party Transactions

In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2016:

ASSETS

		(In millions)
Cash and cash equivalents	$	333
Securities purchased under agreements to resell		1,870
Securities borrowed		22,763
Securities received as collateral		30,223
Debt instruments (included in Financial instruments owned)		282
Receivables from customers		818
Receivables from brokers, dealers and others		(661)
Net deferred tax asset (included in Other assets and deferred amounts)		164
Taxes receivable (included in Other assets and deferred amounts)		295
Intercompany receivables (included in Other assets and deferred amounts)		721
Total assets	$	56,808

LIABILITIES

Short-term borrowings	$	1,981
Securities sold under agreements to repurchase		24,100
Securities loaned		26,712
Obligation to return securities received as collateral		30,223
Debt instruments (included in Financial instruments sold not yet purchased)		14
Derivative contracts (included in Financial instruments sold not yet purchased)		11
Payables to customers		1,100
Payables to brokers, dealers and others		2,477
Subordinated and other long-term borrowings		26,500
Intercompany payables (included in Other liabilities)		880
Total liabilities	$	113,998

The credit balance reported for receivables from brokers, dealers, and others as of December 31, 2016 is due to open trade netting. This credit balance can occur, on occasion, for related party purposes as open trades as a whole are reported as an asset balance.

During 2016 to address corporate funding objectives, the Company started originating asset finance matched-book reverse repo trades in an affiliated entity. As a result, there was a reduction of $5.4 billion in this balance as of December 31, 2016.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

4. Related Party Transactions (Continued)

The Company has certain foreign affiliates holding customer securities pursuant to the applicable SEC rules.

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted shares or other equity-based awards as compensation for services performed. CS USA purchases shares directly and indirectly from CSG to satisfy these awards, but CS USA does not require reimbursement from the Company; therefore, amounts associated with these awards are considered a capital contribution to the Company and credited to paid-in-capital. Amounts contributed by CS USA relating to equity-based awards for the year ended December 31, 2016 were $329 million, net of taxes and dividend equivalents.

As part of the normal capital management process, the Company concluded that there was sufficient excess regulatory capital and paid a $750 million return of capital to CS USA during the year ended December 31, 2016.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 18 for more information.

5. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2016 consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades, net	$ 351	$ -
Fails to deliver/fails to receive	1,738	1,749
Omnibus receivables/payables	132	-
Receivables from/payables to clearing organizations	5,292	141
Other non-customer receivables/payables	-	2,420
Other	73	-
Total	$ 7,586	$ 4,310

The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company.

Derivatives are generally standard contracts transacted through regulated exchanges. The Company uses derivative contracts for trading, to provide products for clients and economic hedging purposes. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting treatment. These derivatives include options, forwards, and futures.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

6. **Derivative Contracts**

Options

The Company performs market making activities for option contracts specifically designed to meet customer needs or for economic hedging purposes. The options do not expose the Company to credit risk because they are primarily exchange traded options. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities and interest rate instruments or indices.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily related to U.S. government and agencies and mortgage-backed securities. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically settled through the Fixed Income Clearing Corporation ("FICC").

Because forward contracts are subject to the credit worthiness of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company reviews the credit worthiness of specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of interest rate, equity, commodity, and credit default swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Commodity swaps are contractual agreements to exchange payments based on the price of a specific commodity. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

6. Derivative Contracts (Continued)

obligations when due. Total return swaps are contractual agreements where one counterparty agrees to pay the other counterparty the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows such as the London Interbank Offered Rate ("LIBOR"). Swaps are reported at fair value.

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

December 31, 2016	Notional amount	Positive replacement value	Negative replacement value
		(In millions)	
Forwards	$ 784,094	$ 2,935	$ 2,825
Futures	37,681	-	-
Options bought and sold (OTC)	358	-	-
Options bought and sold (exchange traded)	211	-	-
Interest rate products	822,344	2,935	2,825
Forwards	6,200	1	11
Foreign exchange products	6,200	1	11
Forwards	203	6	30
Futures	3,051	-	-
Options bought and sold (exchange traded)	11,711	8	1
Equity/index-related products	14,965	14	31
Swaps sold	15	-	6
Swaps purchased	2,732	-	65
Swaptions purchased	250	-	-
Options bought and sold (OTC)	2,250	-	-
Credit products	5,247	-	71
Total gross derivative contracts	$ 848,756	$ 2,950	$ 2,938
Impact of counterparty netting(1)	-	(1,824)	(1,824)
Impact of cash collateral netting(1)	-	(76)	(84)
Total derivative contracts(1)	$ 848,756	$ 1,050	$ 1,030

(1) Derivative contracts are reported on a net basis in the consolidated statement of financial condition. The impact of netting represents an adjustment for counterparty and cash collateral netting.

These financial instruments are included as derivative contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

6. Derivative Contracts (Continued)

Managing the risks

As a result of the Company's broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. CSG uses a value at risk ("VaR") and economic capital limit structure to limit overall risk-taking. The level of risk is further restricted by a variety of specific limits, including controls over trading exposures. Also as part of its overall risk management, CSG holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. CSG specifically risk manages its trading positions with regards to market and credit risk. For market risk the Company uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios. As the hedges are recorded at the CSG level, there would be no impact on the financial results of the Company.

The principal risk management measurement methodology for financial instruments owned accounted for at fair value is value at risk. To mitigate the credit risk on these products and to transfer the risk into the capital markets, securities and cash are held as collateral.

Credit derivatives

Included in the table above 'Fair value of derivative instruments' are credit derivatives which are contractual agreements in which the buyer generally pays a periodic fee in exchange for a contingent payment following a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due.

From time to time the Company enters into credit derivative contracts in the normal course of business by buying protection. The Company purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of other cash positions. These referenced instruments can form a single item or be combined on a portfolio or multiname basis.

The credit derivatives most commonly transacted by the Company are CDS and credit swaptions. CDSs are contractual agreements by which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Company would be required to make as a result of credit risk-related events. The Company believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between credit protection sold and the recourse it holds in the value of the underlying assets.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

6. Derivative Contracts (Continued)

To reflect the quality of the credit risk of the underlying, the Company assigns an internally generated rating. Internal ratings are assigned by experienced credit analysts, based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and the relative importance of them, are dependent on the type of counterparty. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

As of December 31, 2016, 92% of the notional amount of credit protection purchased by the Company was from third parties and 100% of the notional amount of credit protection sold by the Company was with an affiliate.

The fair values of credit protection sold reflect payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

The Company's credit derivative exposure for the year ended December 31, 2016 was as follows:

| | Credit Derivative Exposures | | |
December 31, 2016	Credit protection sold	Other protection purchased	Fair value of credit protection sold
	(In millions)		
Single name instruments			
Investment grade	$ -	$ 96	$ -
Non-investment grade	(15)	4,238	(6)
Total single name instruments	$ (15)	$ 4,334	$ (6)
of which non-sovereign	(15)	4,334	(6)
Multiname instruments			
Non-investment grade	$ -	$ 898	$ -
Total multiname instruments	$ -	$ 898	$ -
of which non-sovereign	-	898	-
Total instruments	(15)	5,232	(6)

The maturity and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

The maximum potential amount of future payments that the Company would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection as of December 31, 2016, is $15 million, which would be payable in less than 1 year.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

7. Assets Assigned and Pledged

The Company pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated statement of financial condition. The Company receives cash and securities in connection with resale agreements, securities borrowing and loans and margined broker loans. A substantial portion of the collateral and securities received by the Company were sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowing or loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2016:

	December 31, 2016
	(In millions)
Total assets pledged or assigned as collateral by the Company..	$ 43,874
of which was encumbered..	26,269
Fair value of the collateral received by the Company with the right to sell or repledge....................	187,343
of which was sold or repledged...	127,117

8. Offsetting of Financial Assets and Financial Liabilities

The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that are offset in the Company's consolidated statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's consolidated statement of financial condition. Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives

The Company primarily transacts its derivatives with exchanges ("exchange-traded derivatives") and central clearing counterparties ("OTC-cleared derivatives"), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset. Where no such agreements exist, fair values are recorded on a gross basis.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of derivatives

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Derivative assets	Derivative liabilities
As of December 31, 2016	(in millions)	
OTC-cleared	$1,788	$1,887
OTC	626	565
Interest rate products	2,414	2,452
OTC	1	11
Foreign exchange products	1	11
Exchange-traded	8	-
Equity/index-related products	8	-
OTC-cleared	-	32
OTC	-	8
Credit products	-	40
OTC-cleared	1,788	1,919
OTC	627	584
Exchange-traded	8	-
Total gross derivative contracts subject to enforceable MNA	2,423	2,503
of which OTC-cleared	(1,428)	(1,428)
of which OTC	(472)	(480)
Offsetting	(1,900)	(1,908)
of which OTC-cleared	360	491
of which OTC	155	104
of which exchange-traded	8	-
Total net derivatives subject to enforceable MNA	523	595
Total derivatives not subject to enforceable MNA (1)	527	435
Total net derivatives presented in the consolidated statement of financial condition	$ 1,050	$ 1,030

(1) Represents derivatives where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions

Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment.

Transactions under such agreements are netted in the consolidated statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e. on an accrual basis or fair value basis).

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated statement of financial condition if they meet the same right of setoff criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated statement of financial condition.

Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Company with the right to liquidate the collateral held. As is the case in the Company's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2016. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of securities purchased under resale agreements and securities borrowing transactions

The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Gross	Offsetting	Net
December 31, 2016	(in millions)		
Securities purchased under resale agreements..	$ 44,805	$ (15,315)	$ 29,490
Securities borrowing transactions..	33,697	(2,017)	31,680
Total subject to enforceable MNA......................................	78,502	(17,332)	61,170
Total not subject to enforceable MNA (1)..........................	31,146	–	31,146
Total (2)...	$ 109,648	$ (17,332)	$ 92,316

(1) Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $43,116 million of the total net amount of securities purchased under resale agreements and securities borrowing transactions are reported at fair value.

Offsetting of securities sold under repurchase agreements and securities lending transactions

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Gross	Offsetting	Net
December 31, 2016	(in millions)		
Securities sold under repurchase agreements..	$ 50,867	$ (17,332)	$ 33,535
Securities lending transactions..	27,208	–	27,208
Obligation to return securities received as collateral, at fair value...	30,223	–	30,223
Total subject to enforceable MNA......................................	108,298	(17,332)	90,966
Total not subject to enforceable MNA (1)..........................	1,478		1,478
Total...	$ 109,776	$ (17,332)	$ 92,444
of which securities sold under repurchase agreements and securities lending transactions (2)	$ 79,553	$ (17,332)	$ 62,221
of which obligation to return securities received as collateral, at fair value	30,223	–	30,223

(1) Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $29,660 million of the total net amount of securities sold under repurchase agreements and securities lending transactions are reported at fair value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Amount not offset in the consolidated statement of financial condition

The following table presents the net amount presented in the consolidated statement of financial condition of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated statement of financial condition. The table excludes derivatives, reverse repurchase and repurchase agreements and securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net	Financial Instruments (1)	Cash collateral received/ pledged (1)	Net exposure
December 31, 2016		(in millions)		
Financial assets subject to enforceable MNA				
Derivative contracts.............	$ 523	$ -	$ -	$ 523
Securities purchased under resale agreements.............	29,490	29,490	-	-
Securities borrowing transactions.............	31,680	31,139	-	541
Total financial assets subject to enforceable MNA.............	$ 61,693	$ 60,629	$ -	$ 1,064
Financial liabilities subject to enforceable MNA				
Derivative contracts.............	$ 595	$ -	$ -	$ 595
Securities sold under repurchase agreements.............	33,535	33,535	-	-
Securities lending transactions.............	27,208	27,195	-	13
Obligation to return securities received as collateral, at fair value..	30,223	28,800	-	1,423
Total financial liabilities subject to enforceable MNA........	$ 91,561	$ 89,530	$ -	$ 2,031

---

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated statement of financial condition and therefore any over–collateralization of these positions is not included.

9. Transfers of Financial Assets and Variable Interest Entities

Securitization Activities

In the normal course of business, the Company enters into transactions with, and makes use of, special purpose entities ("SPEs"). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPEs assets from creditors or other entities, including the Company. The principal uses of SPEs are to obtain liquidity by transferring certain Company financial assets and to create investment products for clients. SPEs typically qualify as VIEs. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities' classification.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

The majority of the Company's securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE's issuance of debt instruments. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Company's consolidated statement of financial condition, unless either the Company sold the assets to the entity and the criteria under US GAAP for sale accounting was not met or the Company consolidates the SPE.

The Company purchases RMBS, CMBS, and other debt securities for the purpose of securitization and sells these securities to SPEs. These SPEs issue RMBS, CMBS and other CDOs that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the SPEs unless a third-party guarantee has been received to further enhance the credit worthiness of the assets. The investors and the SPEs have no recourse to the Company's assets. The Company is an underwriter of, and makes a market in, these securities.

Re-securitizations comprised a portion of the Company's deal volume within its RMBS securitization business during the year ended December 31, 2016. In these transactions, certificates from existing RMBS securitizations are pooled and transferred into separate securitization trusts, which then issue new certificates. Re-securitizations are carried out to meet specific investor needs.

Securitization transactions are assessed for appropriate accounting treatment of the assets transferred by the Company. The Company's and its clients' investing or financing needs determine the structure of each transaction, which in turn determines whether sale accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sale accounting.

When the Company transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

9. **Transfers of Financial Assets and Variable Interest Entities (Continued)**

Continuing involvement in transferred financial assets

The Company may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, recourse and guarantee arrangements and beneficial interests (i.e., the rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be "passed through" or "paid-through" and residual interests, whether in the form of debt or equity) as recorded on the Company's consolidated statement of financial condition at fair value. The carrying value and maximum exposure as of December 31, 2016 resulting from agreements to provide support to SPEs is included in the section titled 'Carrying amount of non-consolidated VIE assets and liabilities where the Company is not considered the primary beneficiary'.

The Company's exposure resulting from continuing involvement in transferred financial assets is generally limited to its beneficial interests, typically held by the Company in the form of instruments issued by the respective SPEs that are senior, subordinated or residual tranches. These instruments are held by the Company in connection with underwriting or market-making activities and are included in financial instruments owned in the consolidated statement of financial condition at fair value.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements. The SPE may also enter into a derivative contract in order to convert the yield of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

9. **Transfers of Financial Assets and Variable Interest Entities (Continued)**

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

The following table provides the outstanding principal balance of assets to which the Company continues to be exposed/has continuing involvement with after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2016, regardless of when the transfer of assets occurred.

	For the year ended December 31, 2016		
	RMBS	CMBS	CDO
	(In millions)		
Principal amount outstanding (1)..	$ 16,857	$ 10,729	$ 1,269
Total assets of SPE..	18,188	10,729	1,269

(1) Principal amount outstanding relates to assets transferred from the Company and does not include principal amounts for assets transferred from third parties.

The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Company may utilize to economically hedge the inherent risks.

Key economic assumptions used in measuring the fair value of beneficial interests at the time of transfer during the year ended December 31, 2016

	For the year ended December 31, 2016	
	RMBS	CMBS
	(Dollars in millions)	
Fair value of assets	$ 2,176	$ 69
of which level 1..	-	-
of which level 2..	1,973	69
of which level 3..	203	-
Weighted-average life, in years..	7.5	8.4
Prepayment speed assumption (rate per annum), in %.........................	5.0% - 33.0%	15.0%
Cash flow discount rate (rate per annum), in %.................................	1.2% - 24.4%	2.4% - 4.9%
Expected credit losses (rate per annum), in %...................................	0% - 6.7%	0%

(1) To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenance.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

9. **Transfers of Financial Assets and Variable Interest Entities (Continued)**

The table below provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2016:

	As of December 31, 2016	
	RMBS	CMBS[1]
	(Dollars in millions)	
Fair value of assets and liabilities	$ 1,661	$ 171
of which non-investment grade	$ 164	$ -
Weighted-average life, in years	9.6	7.6
Prepayment speed assumption (rate per annum), in %	2.0% - 26.9%	0.0% - 15.0%
Impact on fair value from 10% adverse change	$ (29)	$ (4)
Impact on fair value from 20% adverse change	$ (55)	$ (8)
Cash flow discount rate (rate per annum), in %	1.7% - 37.5%	3.3% - 13.0%
Impact on fair value from 10% adverse change	$ (46)	$ (4)
Impact on fair value from 20% adverse change	$ (90)	$ (7)
Expected credit losses (rate per annum), in %	0.0% - 15.3%	0.00%
Impact on fair value from 10% adverse change	$ (22)	$ (2)
Impact on fair value from 20% adverse change	$ (44)	$ (3)

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Securities sold under repurchase agreements and lending transactions accounted for as secured borrowings

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset backed securities, equity securities and other collateral and have terms ranging from overnight to a longer or unspecified period of time.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

9. **Transfers of Financial Assets and Variable Interest Entities (Continued)**

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2016.

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged

	December 31, 2016
	(In millions)
Government debt securities	$ 39,811
Corporate debt securities	3,896
Asset-backed securities	6,472
Equity securities	1,050
Other	273
Securities sold under repurchase agreements	51,502
Government debt securities	239
Corporate debt securities	1,837
Equity securities	25,950
Other	25
Securities lending transactions	28,051
Government debt securities	122
Equity securities	30,099
Other	2
Obligation to return securities received as collateral, at fair value	30,223
Total	$ 109,776

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity

As of December 31, 2016	On demand [1]	Remaining contractual maturities			Total
		Up to 30 days [2]	30 to 90 days	More than 90 days	
		(In millions)			
Securities sold under repurchase agreements...........	$ 1,708	$ 28,715	$ 15,394	$ 5,685	$ 51,502
Securities lending transactions...............................	20,310	110	-	7,631	28,051
Obligation to return securities received as collateral, at fair value......................................	30,223	-	-	-	30,223
Total..	$ 52,241	$ 28,825	$ 15,394	$ 13,316	$ 109,776

(1) Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
(2) Includes overnight transactions.

Refer to "Note 8 – Offsetting of financial assets and financial liabilities" for a reconciliation of gross amounts of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral to the net amounts disclosed in the consolidated statement of financial condition.

Variable Interest Entities

As a normal part of its business, the Company engages in various transactions that include entities which are considered VIEs and are broadly grouped into two primary categories: CDOs and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Company, unrelated third parties or clients. Such entities are required to be assessed for consolidation, requiring the primary beneficiary to consolidate the VIE. The assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE and has potentially significant benefits or losses in the VIE. In addition, determination of the primary beneficiary must be re-evaluated on an on-going basis.

Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Company is limited to that portion of the VIE's assets attributable to any beneficial interest held by the Company prior to any risk management activities to economically hedge the Company's net exposure. Any interests held in the VIE by third parties, even though consolidated by the Company, will not typically impact its results of operations.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

9. **Transfers of Financial Assets and Variable Interest Entities (Continued)**

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Company may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets. Typically, the VIE's assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity.

As a consequence of these activities, the Company holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Company. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

The total assets of consolidated and non-consolidated VIEs for which the Company has involvement represent the total assets of the VIEs even though the Company's involvement may be significantly less due to interests held by third-party investors. The asset balances for unconsolidated VIEs where the Company has involvement represent the most current information available to the Company regarding the remaining principal balance of cash assets owned. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available.

The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Company's variable interests held as financial instruments owned and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Except as described below, the Company has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.

Collateralized Debt Obligations

The Company engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Company may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Company purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this power role is more difficult to analyze and may be the sponsor of the entity or the credit default swap ("CDS") counterparty. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The CDO entities may have actively managed (open) portfolios or static (closed) portfolios.

The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Company in the event of default.

The Company's exposure in these CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Company has been deemed to have power over the entity and its interests in the entity are potentially significant, the Company is not the primary beneficiary of the vehicle and does not consolidate the entity. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Financial Intermediation

The Company has involvement with VIEs in its role as a financial intermediary on behalf of clients. The Company considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Company's economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Securitizations

In its financial intermediation activities, the Company acts as underwriter and market maker to VIEs related to certain securitization transactions. The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Company typically consolidates securitization vehicles when it has holdings stemming from its role as underwriter and an affiliate is the servicer.

The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Consolidated VIEs

Where the Company is considered the primary beneficiary, the table below provides the carrying amount of the assets and liabilities of the consolidated VIEs.

Consolidated VIEs where the Company was the primary beneficiary

December 31, 2016	Financial Intermediation Securitization (In millions)
Total assets of consolidated VIEs by asset type	
Other assets	$ 732
Total assets	732
Liabilities	
Subordinated and other long-term borrowings	438
Total liabilities	$ 438

The assets and liabilities in the table above are presented net of intercompany eliminations.

Non-consolidated VIEs

The non-consolidated VIE tables provide the carrying amounts and classification of the assets of variable interests recorded in the consolidated statement of financial position, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Company (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Company in connection with guarantees or derivatives.

Non-consolidated VIE assets are VIEs with which the Company has variable interests. These amounts are typically unrelated to the exposure the Company has with the entity and thus are not amounts that are considered for risk management purposes.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

9. **Transfers of Financial Assets and Variable Interest Entities (Continued)**

		Financial Intermediation			
December 31, 2016	CDOs	Securitizations	Loans	Other	Total
		(in millions)			
Financial instruments owned	$ 47	$ 1,896	$ -	$ 10	$ 1,953
Net loans	-	1	86	-	87
Total variable interest assets	47	1,897	86	10	2,040
Maximum exposure to loss	47	1,897	86	10	2,040
Non-consolidated VIE assets	$ 2,219	$ 60,947	$ 172	$ 3,688	$ 67,026

10. **Goodwill and Identifiable Intangible Assets**

As of December 31, 2016, the Company had $518 million of goodwill in the consolidated statement of financial condition. Goodwill is the cost of an acquired company in excess of the fair value of net assets at the acquisition date. During the year ended December 31, 2016, the Company allocated $1 million of goodwill to the sale of the private banking business.

As of December 31, 2016, the Company had indefinite-lived intangible assets of $18 million, which are included in other assets and deferred amounts in the consolidated statement of financial condition.

11. **Borrowings**

Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, LIBOR or other money market indices and an incremental spread. Such borrowings are generally used to facilitate the securities settlement process, finance financial instruments owned and finance securities purchased by customers on margin. As of December 31, 2016, the Company had $2.0 billion in short-term borrowings, which predominately includes short-term borrowings from affiliates and has a weighted average interest rate of 1.1%. As of December 31, 2016, there were no short-term borrowings secured by Company-owned securities.

As of December 31, 2016, the Company's outstanding subordinated and long–term borrowings were as follows:

	(In millions)
Subordinated debt agreement, 3 month LIBOR plus 90 bps, due March 31, 2018 (1)	$ 6,000
Equity subordinated debt, 1 month LIBOR plus 100 bps, due April 30, 2018 (1)	1,500
Other long-term borrowings 0.0%-10.5%, due various dates through 2051 (2)	438
Long-term borrowings from affiliate 1.9%-3.9%, due various dates through 2026	19,000
Total subordinated and other long-term borrowings	$ 26,938

(1) The weighted average effective interest rate for these subordinated borrowings as of December 31, 2016 was 1.9%.
(2) Other long-term borrowings represent the long-term borrowings in those VIEs consolidated under US GAAP.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

11. Borrowings (Continued)

The following table sets forth scheduled maturities of all long-term borrowings as of December 31, 2016:

	(In millions)
2018	$ 7,500
2020	1,000
2021	5,000
Thereafter	13,438
Total	$ 26,938

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

12. Guarantees and Commitments

From time to time the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. In addition, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur.

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, US GAAP covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

12. Guarantees and Commitments (Continued)

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees as of December 31, 2016 by maturity:

	Amount of Guarantee Expiration Per Period						
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total gross guarantees	Total net guarantees	Carrying amounts
				(In millions)			
Credit guarantees	$ 2	$ -	$ -	$ -	$ 2	$ 2	$ -
Total guarantees	$ 2	$ -	$ -	$ -	$ 2	$ 2	$ -

Credit Guarantees

In the ordinary course of business the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party if a third party fails to pay under a credit obligation. The Company has engaged a counterparty to carry cash and margin accounts of certain clients. The Company provides guarantees in the event a customer fails to meet any initial margin or maintenance call.

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Lease Commitments

The Company's minimum operating lease commitments as of December 31, 2016 is $2 million for 2017, offset by $2 million in sublease revenue for net future minimum lease commitments of zero.

Other Commitments

The Company has $4 million in forward reverse repurchase agreement commitments, which represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities that will expire in less than 1 year.

The Company used $2 million in standby letters of credit as of December 31, 2016, in order to satisfy counterparty collateral requirements. The Company had no capital lease obligations as of December 31, 2016.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

13. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding of bonds in inventory. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. The Company deals with a broad range of counterparties across different industries however there is a high volume of transactions with financial services companies such as brokers and dealers, commercial banks, clearing houses, exchanges and investment funds. As a result the Company has credit concentration with respect to these counterparties. Provisions of the Dodd-Frank Act have led to increased trading activity through clearing houses, central agents or exchanges, which has increased our concentration of risk with respect to these entities

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

14. Net Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC"), the Commodities Futures Trading Commission ("CFTC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer and non-customer accounts. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2016, the Company's net capital of approximately $10.2 billion was 18% of aggregate debit balances and in excess of the SEC's minimum requirement by approximately $8.6 billion.

The Company qualified for the Business Mix Test exemption of Section 11(a)(1) G of the Exchange Act, which allows member firms to execute their own proprietary orders if the firm is engaged primarily in a public securities business and the transactions yield priority, parity and precedence to transactions for accounts of persons who are not members or associated with members of the exchange. As of December 31, 2016, more than 50% of the Company's gross revenue was derived from a public securities business.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

15. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. The Company segregated U.S. Treasury securities with a market value of $372 million as of December 31, 2016 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker Dealers ("PAB") pursuant to SEC Rule 15c3-3. As of December 31, 2016, the Company segregated U.S. Treasury securities with a market value of $3.0 billion in a special reserve bank account to meet the PAB requirement.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2016, $6.4 billion of cash and $3.6 billion of securities aggregating $10.0 billion were segregated in separate accounts exclusively for the benefit of customers.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(F) under the Commodity Exchange Act. As of December 31, 2016, $7.9 billion of cash and $4.9 billion of securities aggregating $12.8 billion were segregated in separate accounts exclusively for the benefit of cleared swaps customers.

16. Share-Based Compensation and Other Benefits

The Company participates in the Share Plan. The Share Plan provides for share awards to be granted to certain employees based on the fair market value of CSG shares at the time of grant and discounted for expected dividends, where applicable. While share awards granted between January 1, 2014 and December 31, 2015 did not include the right to receive dividend equivalents, share awards granted after January 1, 2016 include the right to receive dividend equivalents, upon vesting.

Share Awards

Phantom Share Awards

Phantom Share awards granted in January 2016 are similar to those granted in January 2015 and January 2014. Each share award granted entitles the holder of the award to receive one CSG share, subject to service conditions. Share awards vest over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. The value of the shares is solely dependent on the CSG share price at time of delivery.

The Company's share awards include other awards, such as special awards, which may be granted to new employees. Other share awards entitle the holder to receive one CSG share, are subject to continued employment, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

16. Share-Based Compensation and Other Benefits (Continued)

Performance Share Awards

Certain employees received a portion of their deferred variable compensation in the form of performance share awards ("PSAs"), which are subject to explicit performance-related claw-back provisions. Each performance share award granted entitles the holder of the award to receive one CSG Group share. PSAs share awards also vest over three years, such that one third of the share awards vest on each of the three anniversaries of the date of the award.

Performance share awards granted for 2016 are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2016, or a negative CSG return on equity, whichever results in a larger adjustment. For certain employees, the negative adjustment only applies in the event of a negative CSG return on equity and is not linked to the performance of the divisions.

Outstanding performance share awards granted in previous years are subject to a negative adjustment in the event of a negative CSG strategic return on equity, which is calculated based on Core Results, adjusted for the CSG goodwill impairment charge related to the re-organization of the former Investment Banking division.

Contingent Capital Share Awards

In March 2016, CSG executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective CCA (see Contingent Capital Awards under Cash Awards for more information) into Contingent Capital share awards ("Eq CCA") at a conversion price of $15.02. CCA holders elected to convert $94 million of their CCA into Contingent Capital share awards during the election period. This fair value represented an approximate conversion rate of 15%. Each Contingent Capital share award had a grant-date fair value of $14.90 and contains the same contractual term, vesting period, performance criteria and other terms and conditions as the original CCA.

The following table presents the share awards activities for each of the three plans described above for the year ended December 31, 2016:

	Number of share awards		
	Phantom	PSA	Eq CCA
		(In millions)	
Outstanding as of January 1, 2016	39	29	-
Granted(1)	15	9	6
Settled	(17)	(13)	(1)
Forfeited	(7)	(2)	-
Outstanding as of December 31, 2016	30	23	5

---

(1) Eq CCA shares granted were created through conversion of cash awards.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

16. Share-Based Compensation and Other Benefits (Continued)

The weighted-average fair value of the Phantom Share awards granted during the year ended December 31, 2016 was $17.69. The weighted-average fair value of PSA share awards granted during the year ended December 31, 2016 was $18.33. The weighted-average fair value of Eq CCA share awards granted during the year ended December 31, 2016 was $14.90.

Cash Awards

2008 Partner Asset Facility

As part of the 2008 annual compensation process, the Company granted Partner Asset Facility ("PAF") units to senior employees. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (the "Asset Pool") held by the Company and its affiliates, with substantially all assets held by affiliates.

The notional value of the Asset Pool was based on the fair market value of the assets within the Asset Pool on December 31, 2008, and those assets will remain static throughout the contractual term of the award or until liquidated. The PAF holders will participate in the potential gains on the Asset Pool if the assets within the pool are liquidated at prices above the initial fair market value. If the assets within the Asset Pool are liquidated at prices below the initial fair market value, the PAF holders will bear the first loss on the Asset Pool. As a result, a significant portion of risk positions associated with the Asset Pool has been transferred to the employees and removed from CSG's risk-weighted assets, resulting in a reduction in capital usage.

The PAF awards, which have a contractual term of eight years, are fully vested. Each PAF holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the grant date, the PAF holders will receive an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market value of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders will receive a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less any related losses on the liquidation of the Asset Pool.

In June 2012, existing PAF holders were given a voluntary election to make a value-for-value exchange of their existing PAF awards for a new PAF award linked to an expanded portfolio of reference assets.

Contingent Capital Awards

Contingent Capital Awards ("CCA") were granted in January 2016, January 2015 and January 2014 as part of the 2015, 2014 and 2013 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by CSG in the market. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents at a rate of 4.23%, 4.85% and 4.75% per annum over the six-month Swiss franc LIBOR or 5.41%, 5.75% and 5.33% per annum over the six-month US dollar LIBOR, for Swiss franc and US-denominated awards for 2016, 2015 and 2014, respectively, until settled. The rate was set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that CSG has issued.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

16. Share-Based Compensation and Other Benefits (Continued)

CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from the grant date. However, because CCA qualify as going-concern loss-absorbing capital of CSG, the timing and form of distribution upon settlement is subject to approval by the Swiss Financial Market Supervisory Authority FINMA ("FINMA"). At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by CSG. In the case of a cash settlement, the CCA award currency denomination will be converted into the local currency of each respective employee. CSG intends to grant CCA as one of its annual deferred variable compensation awards in future years.

CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero if any of the following trigger events were to occur: CSG's reported common equity tier 1 ("CET 1") ratio falls below 7%; or FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that CSG requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.

CCA as part of the PAF2 restructuring are similar to the awards granted in January 2014. The principal differences between the two forms of CCA are these CCA are expected to settle approximately one year earlier and provide semi-annual payments of interest equivalents at slightly lower rates. Settlement was initiated in June 2016.

Capital Opportunity Facility

The Capital Opportunity Facility ("COF") is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions, to be entered into with CSG, chosen by a COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. Participants will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement payable in 2021.

Plus Bond Awards

As part of the 2012 annual compensation process, certain senior employees received a portion of their deferred variable compensation in the form of Plus Bond ("PB") awards. PB award is essentially a fixed income instrument, denominated in US dollars, which provides a coupon payment that is commensurate with market-based pricing. PB award holders are entitled to receive semi-annual cash payments on their adjusted award amounts at the rate of LIBOR plus 7.875% per annum until settlement. Settlement of PB was in 2016.

Certain employees were given the opportunity in early 2013 to voluntarily reallocate a portion of the share award component of their deferred awards into the PB award. The PB's provided to employees through the voluntary reallocate offer had a notional value of $9 million, vested on the third anniversary of the grant date on January 17, 2016 and was expensed over the vesting period.

Cash Retention Awards

Retention Awards were granted in 2016 related to the reorganization of the Global Markets and Investment Banking & Capital Markets businesses.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

17. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans. The Company records the liability for its defined benefit pension plan, defined contribution savings and retirement plan and other plans within other liabilities in the consolidated statement of financial condition.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities and expenses and allocates a portion of the expenses to affiliates for employees outside the Company.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes. The Company made $215 million in special contributions to the Qualified Plan during the year ended December 31, 2016, and does not expect to contribute to the Qualified Plan during 2017.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution. For the year ended December 31, 2016, the retirement contribution ranged from $3,000 to $10,000, determined based on an employee's base salary up to the IRS compensation limit, which was $265,000 in 2016. The Company made payments of $49 million to the defined contribution plan for the year ended December 31, 2016, and expects to pay a total of $66 million during 2017.

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation. The Company made payments of approximately $3 million to the Supplemental Plan during the year ended December 31, 2016, and expects to a total of $4 million to the Plan during 2017.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

17. Employee Benefit Plans (Continued)

Other Post-Retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2016, the aggregate accumulated postretirement benefit obligation was $180 million. The Company made payments of $11 million to the Other Plans during the year ended December 31, 2016 and expects to pay a total of $12 million during 2017.

Amounts Recognized in the Consolidated Statement of Financial Condition

Amounts recognized in the consolidated statement of financial condition as of December 31, 2016 were as follows:

	Qualified	Supplemental and Other
	(In millions)	
Accrued benefit liability	$ (21)	$ (213)
Accumulated other comprehensive loss	259	46
Net amount recognized	$ 238	$ (167)

The following table presents the pre-tax amounts recognized in accumulated other comprehensive loss within the consolidated statement of financial condition as of December 31, 2016:

	Qualified	Supplemental and Other
	(In millions)	
Prior service costs (credits)	$ -	$ (1)
Loss	259	47
	$ 259	$ 46

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

17. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2016:

	Qualified		Supplemental and Other
Change in Benefit Obligation	(In millions)		
Projected benefit obligation as of beginning of period	$ 1,280	$	217
Service cost	2		-
Interest cost	54		9
Settlements	(268)		(2)
Actuarial (gain)/loss	(11)		1
Benefits paid	(68)		(12)
Projected benefit obligation as of the end of period	$ 989	$	213
Change in Plan Assets			
Fair value of assets as of the beginning of period	$ 1,057	$	-
Actual return on plan assets	32		-
Settlements	(268)		(2)
Employer contributions	215		14
Benefits paid	(68)		(12)
Fair value of assets as of the end of period	$ 968	$	-

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

17. Employee Benefit Plans (Continued)

Assumptions Used in Determining Costs and Obligations

The following table presents the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2016:

For the year ended December 31, 2016	Qualified Plan	Supplemental Plan and Other Plans
Discount rate	4.50%	4.50%
Rate of compensation increase	3.95%	3.95%
Expected rate of return(1)	6.40%	0.00%

(1) The expected long-term rate of return on plan assets is based on total return forecasts and volatility and correlating estimates. Where possible, similar or related approaches are followed to forecast returns for the various asset classes. For most asset classes, clearly specified multi-linear regression models to forecast returns are used or reliance is put on traditional models such as dividend discount and fair value models.

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2016 were:

	2016
Projected benefit obligation	
Discount rate	3.75% - 4.27%
Rate of compensation increase	3.95%
Projected health-care postretirement benefit obligation	
Discount rate	4.21%
Rate of compensation increase	3.95%

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. For discounting expected future cash flows when valuing PBO, the Company adopted the "spot rate approach" where individual spot rates on the yield curve are applied to each year's future cash flows in measuring the plan's benefit obligation, and future service cost and interest costs. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

17. Employee Benefit Plans (Continued)

The expected long-term rate of return on plan assets is based on total return forecasts, and volatility and correlation estimates. Where possible, similar or related approaches are followed to forecast returns for the various asset classes. For most asset classes clearly specified multi-linear regression models to forecast returns are used, while reliance is put on traditional models in the cases of equities such as dividend discount models and fair value models.

To estimate the expected long-term rate of return on equities a two-stage divided discount model is applied, which considers analyst consensus earnings to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.

The expected long-term rate of return on fixed income reflects both accruing interest and price returns. The likely long-term relation existing between the total return and certain exogenous variables pre-defined by economic theory are explicitly used, which allows to directly link the fixed income total return forecasts to the macro-forecasts.

The estimate regarding the long-term rate of return on real estate is based on error correction models. The underlying economic models respect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2016, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2016			
Initial health-care trend rate	8.30%	4.25%	N/A
Ultimate health-care trend rate	5.00%	4.25%	N/A
Ultimate trend expected to be achieved	2022	2022	2022
Cost-Assumed Health-Care Trend Rates for the year ended December 31, 2016			
Initial health care trend rate	8.3%	4.25%	N/A
Ultimate health care trend rate	5.0%	4.25%	N/A
Ultimate trend expected to be achieved	2022	2022	2022

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

17. Employee Benefit Plans (Continued)

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care benefits. A 1% change in assumed health-care cost trend rates would have the following effects:

	1% increase	1% decrease
	(In millions)	
Effect on benefit obligation at end of year	$ 4	$ (4)
Effect on total of service and interest costs for year	$ -	$ -

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 8% in equities; 70-75% in fixed income securities, 15% in alternative investments, 2.5% in real estate and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2016 by type of asset:

December 31, 2016	Qualified Plan
Asset Allocation:	
Equity securities	10.3%
Fixed income securities	68.7%
Alternative investments	5.9%
Real estate	5.9%
Cash	9.2%
Total	100%

Fair Value of Qualified Plan Assets

The fair values of certain of the Qualified Plan's investments are based on quoted prices in active markets or observable inputs. These instruments include fixed income securities, cash and cash equivalents and equities.

In addition, the Qualified Plan holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

17. Employee Benefit Plans (Continued)

instrument. In such circumstances, valuation is generally determined based on assumptions that market participants would use in pricing the investments (including assumptions about risk). These instruments include investments in fixed income securities, real estate, private equity and alternative investments.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Qualified Plan's net assets and changes in net assets.

Qualified Plan Assets Measured at Fair Value

December 31, 2016 Assets	Level 1	Level 2	Level 3	NAV	Total at fair value
			(In millions)		
Alternative investments	$ -	$ -	$ -	$ 57	$ 57
Cash and cash equivalents	22	67	-	-	89
Equity	-	53	-	47	100
Fixed income securities	-	398	25	242	665
Real estate	-	-	57	-	57
Total Qualified Plan assets at fair value	$ 22	$ 518	$ 82	$ 346	$ 968

Qualitative Disclosures of Valuation Techniques

Equities include shares of separately managed funds. The equity securities are generally based on inputs other than level 1 quoted prices that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Fixed income securities primarily include investments in separately managed funds and are generally based on inputs other than level 1 quoted prices that are observable directly or indirectly. For fixed income securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Alternative investments that are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using net asset value ("NAV") as a practical expedient.

Cash and cash equivalents include commingled funds for which fair value is determined based on inputs other than level 1 quoted prices.

Real estate includes indirect real estate, i.e. investments in real estate investment companies, trusts or mutual funds. These investments, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

17. Employee Benefit Plans (Continued)

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2017	55	15
2018	57	16
2019	60	14
2020	60	16
2021	75	17
Years 2022-2026	315	73

18. Income Taxes

The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

As of December 31, 2016, there was no unrecognized tax benefit recorded. During the year ended December 31, 2016, $8 million unrecognized tax benefit as of December 31, 2015 was released as a result of the settlement of the Internal Revenue Service examination for the tax years 2006 through 2009. No additional reserve is required at this time.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within the next twelve months. The Company is currently subject to examination by the Internal Revenue Service for the tax years 2010 and forward, and New York State and New York City for the tax years 2006 and forward. The Company does not anticipate any material changes to its financial statements due to settlements.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

18. Income Taxes (Continued)

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	December 31, 2016
	(In millions)
Deferred tax assets:	
Financial instruments	$ 33
Other liabilities and accrued expenses	381
Compensation and benefits	1,007
Pension	89
Total deferred tax assets	1,510
Deferred tax liabilities:	
Other liabilities and accrued expenses	156
Total deferred tax liabilities	156
Net deferred tax asset	$ 1,354

The net deferred tax asset as of December 31, 2016 was $1.4 billion. As of December 31, 2016, the state and local deferred tax asset of $164 million and the federal deferred tax asset of $1.2 billion is included in other assets and deferred amounts in the consolidated statement of financial condition. The federal deferred tax asset is effectively settled as part of the intercompany settlements subsequent to year end.

No valuation allowance has been recorded for the federal deferred tax asset of $1.2 billion as the amounts were settled through the intercompany accounts. Based on anticipated future taxable income, the Company has not recorded a valuation allowance for its net state and local deferred tax assets of $164 million, as management believes that the state and local deferred tax assets as of December 31, 2016 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the state and local deferred tax asset considered realizable could be reduced.

19. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Company accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Company also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Company accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Company reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management's judgment and the

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

19. Legal Proceedings (Continued)

advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Company's legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Company's defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.

Most matters pending against the Company seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Company's reasonably possible losses. For certain of the proceedings discussed below the Company has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.

The Company's aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Company does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Company's estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Company believes an estimate is possible is zero to $1.2 billion.

After taking into account its litigation provisions, the Company believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Company of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Enron-related litigation. Two Enron-related actions remain pending against the Company and certain of its affiliates, one in the US District Court for the Southern District of Texas and one in the US District Court for the Southern District of New York ("SDNY"). In these actions, plaintiffs assert they relied on Enron's financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron's financial statements. In Connecticut Resources Recovery Authority v. Lay, et al., the plaintiff seeks to recover from multiple defendants, pursuant to the Connecticut Unfair Trade Practices Act and Connecticut state common law, approximately $130 million to $180 million in losses it allegedly suffered in a business transaction it entered into with Enron. A motion to dismiss is pending. In Silvercreek Management Inc. v. Citigroup, Inc., et al., the plaintiff seeks to assert federal and state law claims relating to its alleged $280 million in losses relating to its Enron investments. On November 9, 2015, the plaintiff moved for the court to suggest to the Judicial Panel on Multidistrict Litigation ("JPML") that the JPML remand the case to the SDNY. On June 2, 2016, the JPML entered

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

19. Legal Proceedings (Continued)

an order granting plaintiffs' motion to remand the Silvercreek Management Inc. v. Citigroup, Inc., et al. case to the SDNY for further proceedings. Credit Suisse and the other defendants have filed a renewed motion to dismiss, which is pending.

Mortgage-Related Matters. Various financial institutions, including the Company and certain of its affiliates, have received requests for information from certain regulators and/or government entities, including members of the RMBS Working Group of the US Financial Fraud Enforcement Task Force, regarding the origination, purchase, securitization, servicing and trading of subprime and non-subprime residential and commercial mortgages and related issues. The Company and its affiliates are cooperating with such requests.

Following an investigation, on November 20, 2012, the New York Attorney General ("NYAG"), on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County ("SCNY") against the Company and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 64 RMBS issued, sponsored, deposited and underwritten by the Company and its affiliates in 2006 and 2007, alleges that the Company and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, and seeks an unspecified amount of damages. On December 18, 2013, the New Jersey Attorney General, on behalf of the State of New Jersey ("NJAG"), filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County ("SCNJ"), against the Company and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 13 RMBS issued, sponsored, deposited and underwritten by the Company and its affiliates in 2006 and 2007, alleges that the Company and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against the Company and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against the Company and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. All actions are at early procedural points.

On January 18, 2017, the Company and its current and former US subsidiaries and US affiliates reached a settlement with the US Department of Justice ("DOJ") related to its legacy RMBS business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to Credit Suisse's packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. The settlement requires the above mentioned entities to pay a $2.5 billion civil monetary penalty and, within five years of the settlement, to provide $2.8 billion in consumer relief. These consumer relief measures include affordable housing payments and loan forgiveness.

The Company and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include or have included class action lawsuits, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts, trustees and/or investors. Although the allegations vary by lawsuit, plaintiffs in the class actions and individual investor actions have generally alleged that the offering documents of securities issued by various RMBS securitization trusts contained material

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

19. Legal Proceedings (Continued)

misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization and that they were fraudulently induced to enter into the transactions; and repurchase action plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance. Further, unless otherwise stated, amounts attributable to an "operative pleading" for the individual investor actions are not altered for settlements, dismissals or other occurrences, if any, that may have caused the amounts to change subsequent to the operative pleading. In addition to the mortgage-related actions discussed below, a number of other entities have threatened to assert claims against the Company and/or its affiliates in connection with various RMBS issuances, and the Company and/or its affiliates have entered into agreements with some of those entities to toll the relevant statutes of limitations.

Class action litigations. The Company and certain affiliates and employees were defendants in a class action lawsuit in the SDNY, New Jersey Carpenters Health Fund v. Home Equity Mortgage Trust 2006-5, relating to two RMBS offerings, totaling approximately $1.6 billion, sponsored and underwritten by the Credit Suisse defendants. On May 10, 2016, the SDNY granted its final approval of a $110 million settlement and entered a final judgment and order of dismissal with prejudice in respect of this matter.

Individual investor actions. The Company and, in some instances, its affiliates, as an RMBS issuer, underwriter and/or other participant, and in some instances its employees, along with other defendants, have been named as defendants in: (i) one action brought by the Federal Deposit Insurance Corporation ("FDIC"), as receiver for Citizens National Bank and Strategic Capital Bank in the SDNY, in which claims against the Company and its affiliates relate to approximately $28 million of the RMBS at issue (approximately 20% of the $141 million at issue against all defendants in the operative pleading); such claims were dismissed in their entirety on March 24, 2015 by an SDNY order, which was appealed on April 7, 2015 by the FDIC; on January 18, 2017, the US Court of Appeals for the Second Circuit ("Second Circuit") reversed the SDNY's ruling, reinstating all previously-dismissed claims brought by the FDIC as receiver for Citizens National Bank and Strategic Capital Bank in the SDNY against the Company and its affiliates; (ii) two actions brought by the FDIC, as receiver for Colonial Bank: one action which, following the United States Supreme Court's denial of defendants' petition for writ of certiorari on January 9, 2017, will resume in the SDNY, in which claims against the Company relate to approximately $92 million of the RMBS at issue (approximately 23% of the $394 million at issue against all defendants in the operative pleading); and one action in the Circuit Court of Montgomery County, Alabama, in which claims against the Company and its affiliates relate to approximately $153 million of the RMBS at issue (approximately 49% of the $311 million at issue against all defendants in the operative pleading); on February 14, 2017, the Alabama state court dismissed with prejudice claims pertaining to one RMBS offering on which the Company and its affiliates were sued, reducing the RMBS at issue for the Company and its affiliates from approximately $153 million to approximately $139 million (approximately 45% of the $311 million at issue against all defendants in the operative pleading); (iii) one action brought by the Federal Home Loan Banks of Seattle ("FHLB Seattle") in Washington state court, in which claims against the Company and its affiliates relate to approximately $249 million; on May 4, 2016, the Washington state court presiding in the action granted the Company and its

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

19. Legal Proceedings (Continued)

affiliates' motion for partial summary judgment, dismissing with prejudice all claims related to certain RMBS, thus reducing the RMBS at issue against the Company and its affiliates from approximately $249 million to approximately $104 million; on August 9, 2016, a stipulation of voluntary dismissal with prejudice was filed with the Washington state court, which was entered by the court on August 10, 2016, dismissing the action brought by the FHLB Seattle against the Company and its affiliates; on August 30, 2016, FHLB Seattle appealed the Washington state court's August 10, 2016 final judgment and order of dismissal, seeking reversal of the court's May 4, 2016 order; the appeal is pending; (iv) one action brought by the Federal Home Loan Bank of Boston in the US District Court for the District of Massachusetts, in which claims against the Company and its affiliates relate to approximately $333 million, reduced from $373 million following the October 27, 2015 stipulation of voluntary dismissal with prejudice of claims pertaining to certain RMBS offerings on which the Company and its affiliates were sued (approximately 6% of the $5.7 billion at issue against all defendants in the operative pleading); (v) two actions by Massachusetts Mutual Life Insurance Company in the US District Court for the District of Massachusetts, in which claims against the Company and its employees relate to approximately $107 million of the RMBS at issue (approximately 97% of the $110 million at issue against all defendants in the operative pleadings) and which has a trial scheduled to begin in July 2017; (vi) one action brought by Watertown Savings Bank in the SCNY, in which claims against the Company and its affiliates relate to an unstated amount of the RMBS at issue; and (vii) one action brought by the Tennessee Consolidated Retirement System in Tennessee state court in which claims against the Company relate to approximately $24 million of RMBS at issue against the Company (approximately 4% of the $644 million at issue against all defendants in the operative pleading).

The Company and certain of its affiliates and/or employees are the only defendants named in: (i) one action brought by CMFG Life Insurance Company and affiliated entities in the US District Court for the Western District of Wisconsin, in which claims against the Company relate to approximately $70 million of RMBS and which has a trial scheduled to begin in October 2017; on December 16, 2016, the US District Court for the Western District of Wisconsin dismissed in part the action brought against the Company, reducing the RMBS at issue for the Company from approximately $70 million to approximately $62 million; (ii) one action brought by Deutsche Zentral-Genossenschaftsbank AG, New York Branch in the SCNY, in which claims against the Company and its affiliates relate to approximately $111 million of RMBS; (iii) one action brought by IKB Deutsche Industriebank AG and affiliated entities in the SCNY, in which claims against the Company and its affiliates relate to approximately $97 million of RMBS; (iv) one action brought by the National Credit Union Administration Board as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union in the US District Court for the District of Kansas, in which claims against the Company and its affiliate relate to approximately $311 million of RMBS, for which the US District Court for the District of Kansas issued an order vacating its prior partial dismissal of the action, increasing the RMBS at issue for the Company and its affiliates from approximately $311 million to $715 million on May 27, 2015 and which has a trial scheduled to begin in March 2017; (v) one action brought by Phoenix Light SF Ltd. and affiliated entities in the SCNY, in which claims against the Company and its affiliates relate to approximately $362 million of RMBS, which was dismissed in its entirety on April 16, 2015; on November 17, 2016, the SCNY, Appellate Division, First Department, issued an order reinstating all previously-dismissed claims brought by Phoenix Light SF Ltd. and affiliated entities against the Company and its affiliates ; and (vi) one action brought by Royal Park Investments SA/NV in the SCNY, in which claims against the Company and its affiliate relate to approximately $360 million of RMBS. These actions are at early or intermediate procedural points.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

19. Legal Proceedings (Continued)

As disclosed in CSG's quarterly Financial Reports for 2016, individual investor actions discontinued during the course of 2016 included the following: (i) on April 22, 2016, the SDNY entered judgment without any admission of liability against the Company and its affiliates in favor of the National Credit Union Administration Board, as liquidating agent of the Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union, in the amount of $50.3 million (plus attorneys' fees and costs), resolving all claims related to approximately $229 million of RMBS at issue; (ii) on June 1, 2016, following a settlement, a stipulation of dismissal with prejudice was filed with the US District Court for the Middle District of Alabama, which was entered by the court on June 8, 2016, discontinuing the action brought by the FDIC as receiver for Colonial Bank relating to approximately $34 million of the RMBS at issue (approximately 12% of the $283 million at issue against all defendants in the operative pleading); (iii) on June 8, 2016, following a settlement, the US Court of Appeals for the Ninth Circuit, presiding in the appeal of the action brought by the FDIC as receiver for Colonial Bank in the US District Court for the Central District of California (CDC), granted the stipulation withdrawing the FDIC's appeal of the CDC's dismissal with prejudice of all claims against the Company relating to approximately $12 million of the RMBS at issue (approximately 5% of the $259 million at issue against all defendants in the operative pleading); thus the entire action is dismissed with prejudice; and (iv) on July 28, 2016, following a settlement, the Texas state court presiding in the action brought the Texas County and District Retirement System dismissed with prejudice all claims against the Company; these claims related to an unstated amount of the RMBS at issue.

In addition, on January 27 and January 30, 2017, following a settlement, the California state court presiding over the actions brought by the Federal Home Loan Bank of San Francisco dismissed with prejudice all claims against the Company and its affiliates, in which claims against the Company and its affiliates related to approximately $1.6 billion (approximately 17% of the $9.5 billion at issue against all defendants in the operative pleadings, reduced to reflect dismissal of actions relating to certain certificates).

Monoline insurer disputes. The Company and certain of its affiliates are defendants in one monoline insurer action pending in the SCNY, commenced by MBIA Insurance Corp. (MBIA) as guarantor for payments of principal and interest related to approximately $770 million of RMBS issued in offerings sponsored by Credit Suisse. One theory of liability advanced by MBIA is that an affiliate of the Company must repurchase certain mortgage loans from the trusts at issue. MBIA claims that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. In addition, MBIA alleges claims for fraud, fraudulent inducement, material misrepresentations, breaches of warranties, repurchase obligations, and reimbursement. MBIA submitted repurchase demands for loans with an original principal balance of approximately $549 million. Discovery is complete, and the parties argued their respective summary judgment motions in November 2016, which remain pending.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

19. Legal Proceedings (Continued)

Repurchase litigations. DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than $341million which was dismissed without prejudice by order of the SCNY on March 24, 2015, which order was appealed, and which action was re-filed on September 17, 2015 (stayed against DLJ pending resolution of all pending appeals); (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than $436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than $420 million; (iv) one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than $206 million, which was dismissed without prejudice by order of the SCNY on December 21, 2015 with leave to restore within one year and which plaintiff moved to restore on December 20, 2016, which motion DLJ has opposed and the result of which is currently pending; (v) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than $495 million; and (vi)_one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), are defendants in: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than $730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than $500 million, and alleges that SPS likely discovered DLJ's alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. These actions are brought in the SCNY and are at early or intermediate procedural points.

As disclosed in Credit Suisse's fourth quarter Financial Report of 2013, the following repurchase actions were dismissed with prejudice in 2013: the three consolidated actions brought by Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 against DLJ. Those dismissals are on appeal.

Refco-related litigation. In March 2008, the Company was named, along with other financial services firms, accountants, lawyers, officers, directors and controlling persons, as a defendant in an action filed in New York state court (later removed to the SDNY) by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SphinX Trust, which holds claims that belonged to PlusFunds Group, Inc. (PlusFunds), the investment manager for the SPhinX Funds. The operative amended complaint asserted claims against the Company for aiding and abetting breaches of fiduciary duty and aiding and abetting fraud by Refco's insiders in connection with Refco's August 2004 notes offering and August 2005 initial public offering. Plaintiffs sought to recover from defendants more than $800 million, consisting of $263 million that the SphinX Managed Futures Fund, a SPhinX fund, had on deposit and lost at Refco, several hundred million dollars in alleged additional "lost enterprise" damages of PlusFunds, and pre-judgment interest. In November 2008, the Company filed a motion to dismiss the amended complaint. In February 2012, the court granted in part and denied in part the motion to dismiss, which left intact part of plaintiffs' claim for aiding and abetting fraud. In August 2012, the Company filed a motion for summary judgment with respect to the remaining part of plaintiffs' aiding and abetting fraud claim. In December 2012, the court granted the motion, thus dismissing the Company from the case. The court entered a final judgment dismissing the claims against the Company on August 16, 2014 and, on September 16, 2014, plaintiffs appealed to the

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

19. Legal Proceedings (Continued)

Second Circuit. On June 15, 2016, following a settlement, the Second Circuit granted a stipulation withdrawing the appeal. Thus, the entire action against the Company is dismissed with prejudice.

Bank loan litigation. On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by current or former homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided to borrowers affiliated with all four developments, and who have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention of having the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. Plaintiffs demanded $24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, is also named as a defendant. After the filing of amended complaints and motions to dismiss, the claims were significantly reduced. On September 24, 2013, the court denied the plaintiffs' motion for class certification so the case cannot proceed as a class action. On February 5, 2015, the court granted plaintiffs' motion for leave to file an amended complaint, adding additional individual plaintiffs. On April 13, 2015, the court granted plaintiffs' motion for leave to add a claim for punitive damages. On November 20, 2015, the plaintiffs moved for partial summary judgment, which the defendants opposed on December 14, 2015. On December 18, 2015, the defendants filed motions for summary judgment. On July 27, 2016, the US District Court for the District of Idaho granted the defendants' motions for summary judgment, dismissing the case with prejudice. The plaintiffs are appealing.

The Bank and other affiliates are also the subject of certain other related litigation regarding certain of these loans as well as other similar real estate developments. Such litigation includes two cases brought in Texas and New York state courts against Bank affiliates by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 on Highland's claim for fraudulent inducement by affirmative misrepresentation and omission. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that the Bank's affiliates had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland's remaining claims in May and June 2015, and entered judgment in the amount of $287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties filed notices of appeal from that judgment and briefing is expected to be completed on March 10, 2017. In the case in New York state court, the court granted in part and denied in part the Bank's summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. Bank affiliates separately sued Highland-managed funds on related trades and received a favorable judgment awarding both principal owed and prejudgment interest. Highland appealed the portion of the judgment awarding prejudgment interest, however the original decision was affirmed in its entirety. The parties subsequently agreed to settle the amount owed by the Highland-managed funds under the judgment.

Rates-related matters. Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests from regulators regarding LIBOR-setting practices and reviews of the activities of various financial institutions, including the Group. The Group, which is a member of three LIBOR rate-setting panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), is cooperating fully with these investigations. In particular, it has been reported that

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

19. Legal Proceedings (Continued)

regulators are investigating whether financial institutions engaged in an effort to manipulate LIBOR, either individually or in concert with other institutions, in order to improve market perception of these institutions' financial health and/or to increase the value of their proprietary trading positions. In response to regulatory inquiries, Credit Suisse commissioned a review of these issues. To date, Credit Suisse has seen no evidence to suggest that it is likely to have any material exposure in connection with these issues.

The reference rates investigations have also included information requests from regulators regarding trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading), supranational, sub-sovereign and agency (SSA) bonds, and commodities (including precious metals) markets. On March 31, 2014, the Swiss Competition Commission announced a formal investigation of numerous Swiss and international financial institutions, including the Group, in relation to the setting of exchange rates in foreign exchange trading. The Group is cooperating fully with these investigations. The investigations are ongoing and it is too soon to predict the final outcome of the investigations.

In addition, members of the US Dollar LIBOR panel, including Credit Suisse, have been named in various civil lawsuits filed in the US. All but two of these matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. On March 29, 2013, the court dismissed a substantial portion of the case against the panel banks, dismissing the claims under the Racketeer Influenced and Corrupt Organizations Act and the Sherman Antitrust Act, as well as all state law claims, leaving only certain claims under the Commodity Exchange Act based on LIBOR-related instruments entered into after May 30, 2008 (extended to after April 14, 2009 in a subsequent order). Plaintiffs appealed part of the decision. On May 23, 2016, the Second Circuit reversed the decision of the SDNY dismissing plaintiffs' Sherman Antitrust Act claims and remanded the claims to the SDNY for additional briefing on the issue of whether such claims have been adequately alleged. Briefing was completed in August 2016 and, in December 2016, the SDNY dismissed most of the plaintiffs' antitrust claims against Credit Suisse. Between April 2013 and November 2015, the SDNY has issued a number of decisions narrowing and defining the scope of the permissible claimants and claims. On August 23, 2013, the SDNY rejected plaintiffs' requests to replead the dismissed causes of action, except for certain of plaintiffs' state law claims, which plaintiffs asserted in amended complaints. In June 2014, the SDNY denied most of defendants' motion to dismiss. On August 4, 2015, the SDNY ruled on certain of defendants' additional motions to dismiss claims brought by plaintiffs not subject to the March 29, 2013 order, and dismissed some of these plaintiffs' claims, including claims under the Racketeer Influenced and Corrupt Organizations Act and the Sherman Antitrust Act, while allowing certain Commodity Exchange Act claims, fraud, breach of contract, and unjust enrichment claims to survive. On November 3, 2015, the SDNY further dismissed purported classes brought by student loan borrowers and lending institutions and allowed certain over-the-counter plaintiffs to amend their complaints to add new plaintiffs to certain claims.

One matter that is not consolidated in the multi district litigation is also in the SDNY, and the SDNY granted the defendants' motion to dismiss on March 31, 2015, but gave plaintiff leave to file a new pleading. On June 1, 2015, plaintiff filed a motion for leave to file a second amended complaint in the SDNY; defendants' opposition brief was filed on July 15, 2015. Furthermore, in February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants' trading positions. On June 19, 2015, the plaintiffs filed an amended complaint. On August 18, 2015, the defendants filed motions to dismiss.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

19. Legal Proceedings (Continued)

Moreover, in July 2016, various banks that served on the Singapore Interbank Offered Rate ("SIBOR") and Singapore Swap Offer Rate (SOR) panels, including Credit Suisse Group AG and affiliates, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of SIBOR and SOR to benefit defendants' trading positions. On October 31, 2016, the plaintiffs filed an amended complaint. On November 18, 2016, defendants filed motions to dismiss.

Additionally, Credit Suisse Group AG and affiliates as well as other financial institutions are named in three pending civil class action lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates. On January 28, 2015, the court denied defendants' motion to dismiss the original consolidated complaint brought by US based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the two class actions brought by foreign based investors. In July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. In August 2015, the court consolidated all foreign exchange-related actions pending in the SDNY, except one putative class action alleging violations of the US Employee Retirement Income Security Act of 1974 (ERISA) based on the same alleged conduct. In November 2015, the Group and affiliates, together with other financial institutions, filed a motion to dismiss the second consolidated amended complaint. On September 20, 2016, the SDNY granted in part and denied in part such motion to dismiss. The decision reduced the size of the putative class, but allowed the primary antitrust and Commodity Exchange Act claims to survive. The Group and several affiliates, with other financial institutions, have also been named in two Canadian putative class actions, which make similar allegations. On May 19, 2016, affiliates of Credit Suisse Group AG, along with several other financial institutions, filed a motion to dismiss the putative ERISA class action, which the SDNY granted on August 23, 2016. On September 22, 2016, plaintiffs filed an appeal of that decision. On September 26, 2016, Credit Suisse Group AG and affiliates, as well as other financial institutions, were named in a putative class action filed in the SDNY alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments. Defendants moved to dismiss the indirect purchaser complaint on January 23, 2017.

Credit Suisse AG, New York Branch, and other financial institutions have also been named in a pending consolidated civil class action lawsuit relating to the alleged manipulation of the ISDA FIX rate for US dollars in the SDNY. On February 12, 2015, the class plaintiffs filed a consolidated amended class action complaint. On April 13, 2015, the defendants filed a motion to dismiss. On April 11, 2016, Credit Suisse AG, New York Branch entered into a settlement agreement with plaintiffs. On May 3, 2016, plaintiffs filed a motion for preliminary approval of the settlement, along with settlements with other financial institutions. On May 11, 2016, the SDNY preliminarily approved plaintiffs' settlement agreements with Credit Suisse AG, New York Branch, and six other financial institutions. The settlement provides for dismissal of the case with prejudice and a settlement payment of $50 million by Credit Suisse. The settlements remain subject to final court approval.

The Company, along with over 20 other primary dealers of US treasury securities, has been named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally allege that defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options. These actions have been consolidated into a multi-district litigation in the SDNY. Plaintiffs have not yet filed a consolidated amended complaint.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2016

19. Legal Proceedings (Continued)

Credit Suisse Group AG and affiliates, along with other financial institutions, have been named in one consolidated putative civil class action complaint and one consolidated complaint filed by individual plaintiffs relating to interest rate swaps alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates, and Javelin Capital Markets LLC, a swap execution facility, and an affiliate, which claim to have suffered lost profits as a result of defendants' alleged conspiracy. All interest rate swap actions, have been consolidated in a multi-district litigation in the SDNY. Both class and individual plaintiffs filed second amended consolidated complaints on December 9, 2016, which defendants moved to dismiss on January 20, 2017.

Additionally, Credit Suisse Group AG and affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to SSA bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. These actions have been consolidated in the SDNY. Plaintiffs have not yet filed a consolidated amended complaint.

On August 16, 2016, Credit Suisse Group AG and Credit Suisse AG, along with other financial institutions, were named in a putative class action brought in the SDNY, alleging manipulation of the Australian Bank Bill Swap reference rate. Plaintiffs filed an amended complaint on December 16, 2016

CDS-related matters. Certain Credit Suisse entities, as well as other banks and entities, were named defendants in a consolidated multi-district civil litigation proceeding in the SDNY alleging violations of antitrust law related to CDS. In September 2014, the court overseeing the litigation granted in part and denied in part the defendants' motion to dismiss, which allowed the case to proceed to discovery. On September 30, 2015, Credit Suisse and the other defendants executed agreements with the putative class action plaintiffs to settle this litigation. On April 18, 2016, the SDNY entered an order granting final approval to the settlement agreements between the putative class action plaintiffs and Credit Suisse and the other defendants, and entering final judgment and dismissal of the parties' respective actions.

As previously disclosed, a Credit Suisse entity received civil investigative demands from the DOJ relating to competition in credit derivatives trading, processing, clearing and information services. By a letter dated September 15, 2016, the DOJ notified Credit Suisse that it has closed its investigation.

Alternative trading systems. Credit Suisse has been responding to inquiries from various governmental and regulatory authorities concerning the operation of its alternative trading systems, and has been cooperating with those requests. On January 31, 2016 and February 1, 2016, the SEC and NYAG, respectively, announced settlements with Credit Suisse in three such inquiries. Credit Suisse has paid, on a without admitting-or-denying basis, a total of $84.3 million as part of a settlement of various matters related to the operation of its US based alternative trading systems and order handling practices, and related disclosures.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Concluded)
December 31, 2016

19. Legal Proceedings (Continued)

FIFA-related matters. In connection with investigations by US and Swiss government authorities into the involvement of financial institutions in the alleged bribery and corruption surrounding the Fédération Internationale de Football Association (FIFA), Credit Suisse has received inquiries from these authorities regarding its banking relationships with certain individuals and entities associated with FIFA, including but not limited to certain persons and entities named and/or described in the May 20, 2015 indictment and the November 25, 2015 superseding indictment filed by the Eastern District of New York US Attorney's Office. The US and Swiss authorities are investigating whether multiple financial institutions, including Credit Suisse, permitted the processing of suspicious or otherwise improper transactions, or failed to observe anti-money laundering laws and regulations, with respect to the accounts of certain persons and entities associated with FIFA. Credit Suisse is cooperating with the authorities on this matter.

Mossack Fonseca matter. Credit Suisse, along with many financial institutions, has received inquiries from governmental and regulatory authorities concerning banking relationships between financial institutions, their clients and the Panama-based law firm of Mossack Fonseca. Credit Suisse is conducting a review of these issues and has been cooperating with the relevant authorities.

20. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2016 through the date of issuance of the statement of financial condition on February 27, 2017.